

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-mail
Jon J. Eberle
Chief Financial Officer
HMN Financial, Inc.
1016 Civic Center Drive Northwest, PO Box 6057
Rochester, Minnesota 55901

Re: HMN Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 4, 2011
File No. 0-24100

Dear Mr. Eberle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Regulation and Supervision, page 24

1. In your next Form 10-Q please discuss the changes in regulation for both your bank and HMN Financial, Inc. as a result of the OTS being abolished. Include any significant impact on your company and shareholders that will result from this, or clarify that you are not aware of any.

Legal Proceedings, page 42

2. In future filings, beginning with your next Form 10-Q, please provide a robust discussion of the material terms of the two Supervisory Agreements. For each agreement, describe each requirement, the steps you have taken to comply and the extent to which you believe you are in compliance. Provide updates regarding your compliance, as appropriate. Also describe your understanding of the consequences of noncompliance. If you haven't submitted the required capital plan, disclose when you plan to do this.

3. In your next Form 10-K and 10-Q, please disclose any material impact which the dissolution of the OTS will have on the agreements.

Exhibit 13

Note 3. Securities Available for Sale, page 34

4. We note that you have an investment in a single trust preferred security issued by a small community bank which has an amortized cost and gross unrealized loss of $700 thousand and $525 thousand, respectively, as of both December 31, 2010 and 2009. Please provide us with a detailed analysis of the other-than-temporary impairment analysis you performed on this security as of December 31, 2010 and March 31, 2011 to support your conclusion that no other-than-temporary impairment was necessary. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment. In your response, please tell us in further detail how you considered the following negative information in determining that no other-than-temporary impairment was necessary:

    *   The issuer has elected to defer scheduled interest payments due to increased operating losses and provisions for loan losses since October 2009;
    *   The issuer is currently considered "adequately capitalized" as opposed to "well-capitalized;" and
    *   This trust preferred security has been in an unrealized loss position for twelve months or more since December 31, 2009.

Note 5. Allowance for Loan Losses and Credit Quality Information, page 37

5. Please revise your future filings to disclose your recorded investment in loans disaggregated by class of financing receivables and for each respective credit quality indicator. Specifically, please disaggregate your classified loans (i.e. substandard, doubtful, loss) and provide us with your proposed disclosures as of June 30, 2011. Refer to ASC 310-10-50-29.

6. Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Please refer to ASC 310-10-50-15(b).

Note 16. Regulatory Matters/Supervisory Agreements and Federal Home Loan Bank Investment, page 48

7. We note disclosure that the Bank entered into a written Supervisory Agreement with the OTS, which is effective February 22, 2011 and is provided in a Form 8-K filed on February 11, 2011. For each action item under the terms of the written agreement which specifically refers to problem assets, loan modification policy, concentration of credit risk, and policies and procedures related to the allowance for loan losses, please revise your future filings beginning with your Form 10-Q for the period ended June 30, 2011 to discuss the actions you have taken or you plan to take to comply with the provision and the current status of your implementation of your action plan. Please ensure you address each of the following:

    *   Discuss how your actions will impact future financial results and trends including credit quality trends; and
    *   Discuss any additional changes that you opted to make to your critical accounting estimates which were not a direct result of the written agreement and the reasons for the changes.

Proxy Statement

Certain Transactions, page 15

8. Please revise this section to provide the disclosure required under Item 404(a) of Regulation S-K. Unless a registrant is able to make the three representations exactly as found in Instruction 4(c) to Item 404(a), including the statement that any loans to insiders were made on substantially the same terms as "comparable loans with persons *not related to [the lender]*," it must provide the disclosure described in Item 404(a).

Restrictions on Compensation…, page 20

9. Please advise us supplementally why Mr. Jorgenson and Ms. Kolling are not included in the CPP limitations, as referenced in the second paragraph on page 21.

2010 Compensation Actions, page 24

    10. Please note for future filings that targets such as those discussed at the bottom of page 24 are required to be disclosed even if no related compensation is paid.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Spitz, Staff Accountant, at (202) 551-4859 or John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Senior Financial Analyst, at (202) 551-3421 or me at (202) 551-3436 with any other questions.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel